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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June , 200 6

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Company Contact:

Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Magic Software Enterprises sells CRM activity to eContact

OR YEHUDA, ISRAEL (June 13, 2006) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced that it has sold its CRM activity in Israel and abroad to eContact Software Ltd. The CRM system developed and marketed by Magic in recent years is a complex and unique system for managing customer relations and call centers, and is installed at hundreds of clients in Israel and throughout the world. eContact plans to make extensive modifications in the acquired product lines, including conversion to an Internet system incorporating Voice over IP. The transaction also includes incorporating Magic Software Enterprises’ eService system, which specializes in providing service via the Internet. The eService system is designed for integration as the primary support component in eContact’s future CRM system and, in particular, for pre/post-paid billing systems for Wi-Fi and Wi-Max systems.

eContact was established by a group of investors from North America and England, most of whom came from Bizware, which was acquired by Marconi-UK. The senior partners in eContact are experts in the fields of CRM, cellular and telephony. The company’s main centers of operation are in Israel and North America. It will employ dozens of people in development, marketing, support and implementation of CRM systems based on development and integration tools such as Magic‘s eDeveloper and iBOLT.

According to Dory Asher, major shareholder in eContact: ”The great technological flexibility and new product line capabilities of Magic Software enable the realization of eContact’s business model, offering ground breaking CRM systems uniquely targeted at the SMB and SME niches based on Linux, Windows and i5 (AS400). These systems will provide an integrative and organization-wide response based on Composite Application and implementation of SOA methodology. In addition, eContact’s range of CRM systems will come ready to link to Voice over IP-based telephony systems.”

David Assia, Chairman and acting CEO of Magic Software Enterprises added: “This move is one further step in executing our refocusing strategy on our core products, with the added benefit of creating a strong new technology partnership and channel. I have no doubt that the talented team that leads eContact company and the substantial knowledge it has accumulated in the field of CRM, cellular and telephony will be a strong asset to our customer base and would enable the company to become an important and dominanting player in the world, and in Israel in particular. It is estimated that the market for such a product and the associated services is huge and this agreement will enable Magic to reap benefits from the eContact success.”

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports technology for development, deployment and integration of software, enabling enterprises to accelerate the process of constructing and deploying applications that can be rapidly customized and integrated with existing systems. Magic’s technology, applications and business services are available to customers through a global network of subsidiaries, distributors and Magic Solutions Partners in 50 countries. For additional information, visit: www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both in Israel and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: June 13, 2006